Dechert LLP

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Allison Fumai

Partner

Allison.fumai@dechert.com

+1 212 698 3526 Direct

+1 212 698 3599 Fax

March 27, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attn:	Rolf Sundwall Mark Brunhofer Lulu Cheng Sandra Hunter Berkheimer

Re:	Morgan Stanley Bitcoin Trust Amendment No. 2 to Registration Statement on Form S-1 Filed March 18, 2026 File No. 333-292586

Ladies and Gentlemen:

On behalf of our client, Morgan Stanley Bitcoin Trust (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 25, 2026 (the “Comment Letter”), relating to the Trust’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-292586) filed with the Commission on March 18, 2026 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (the “Pre-Effective Amendment”).

March 27, 2026 Page 2

Amendment No. 2 to Registration Statement on Form S-1

General

Comment 1.	We note your revisions on page 72 in response to prior comment 1 indicating that AGS Trustees Limited performs functions similar to those of a traditional Sponsor. Please further clarify how AGS’s responsibilities differ from those delegated to the Delegated Sponsor. For example, you disclose that AGS retains approval rights over certain material matters and maintains ongoing oversight obligations. Please expand this disclosure to identify with greater specificity the material matters subject to AGS’s approval and the nature of its ongoing oversight. To the extent no separate Sponsor exists and the Delegated Sponsor is intended to fulfill the Sponsor’s role, please state this explicitly. In addition, please file the Appleby Agreements at your earliest convenience and confirm your understanding that we will need time to review these agreements. We may have additional comments after reviewing them.

Response 1.            With respect to the Staff’s comment, the Trust has revised the disclosure on pages 52, 77 and 106 of the Pre-Effective Amendment.

The Trust and Bitcoin Prices

Use of CoinDesk Bitcoin Benchmark 4PM NY Settlement Rate, page 66

Comment 2.	We note your response to comment 7 in our letter dated February 11, 2026. Please revise to:

•	Include a table with market share and volume information for each Constituent Exchange comprising the Pricing Benchmark.
•	Disclose how the Delegated Sponsor will notify shareholders of a change in the Pricing Benchmark or Benchmark Provider. In this regard, we note your statement on page 67 that the Delegated Sponsor holds full discretion to change either the Pricing Benchmark or the Benchmark Provider subject to proper notification to shareholders.
•	Describe in greater detail the “CoinDesk Exchange Eligibility Methodology.” In this regard, we note on page 67 that Exchange eligibility is reviewed and updated on a regular basis according to the CoinDesk Exchange Eligibility Methodology.
•	Describe in greater detail the composition, role and oversight process of the CCData Benchmark Oversight Committee. In this regard, we note on page 67 that the Pricing Benchmark is subject to oversight by the CCData Benchmark Oversight Committee.

Response 2.            With respect to the Staff’s comment, the Trust has revised the disclosure on pages 3-4 and 67-73 of the Pre-Effective Amendment.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

March 27, 2026 Page 3

Best Regards,

/s/ Allison Fumai
Allison Fumai

cc:	Scott Steel, Morgan Stanley Investment Management Inc.
Mary E. Mullin, Esq., Morgan Stanley Investment Management Inc.
Anna Tomczyk, Esq., Dechert LLP
Neel Maitra, Esq., Dechert LLP

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